OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

April 20, 2010

<u>Via Electronic Transmission</u>
Michael Kosoff, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, DC 20549

Re: Oppenheimer Variable Account Funds
Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A
(SEC File No. 002-93177)

Dear Mr. Kosoff:

We have reviewed your comments on to post-effective amendment 55 (the "Amendment") to the registration statement on Form N-1A (the "Registration Statement") for the Oppenheimer Variable Account Funds (the "Funds" or individually a "Fund"), filed with the Commission on February 26, 2010. For your convenience, we have included each of your comments in italics, followed by our responses.

The captions used below correspond to the captions the Fund uses in the Amendment and defined terms have the meanings defined therein.

Comments:

1. General Prospectus Comments

a. *Fee Table*

i. *Please remove the language "The Fund does not charge an initial sales charge, redemption fee or contingent deferred sales charge" from the narrative preceding the fee table. If you wish to expressly state that there are no shareholder fees, you can add a "shareholder fees" section to the fee table.*

We have removed this sentence and added a "shareholder fees" section to the table.

ii *Please revise the last two sentence of the narrative preceding the fee table to include language to the effect that the table below does not reflect the impact of any charges by your insurance company. If they did, expenses would be higher.*

We have revised this language as requested.

iii. *As the funds may invest in a Money Market Fund, please confirm supplementally that the funds do not have any acquired fund fees and expenses in excess of one basis point as per Form N-1A, item 3, instr. 3(f)(i).*

Each Fund that had more than one basis point of acquired fund fees and expenses has included those fees and expenses in the table as required.

iv. Many of the portfolios have footnotes describing voluntary waivers. However, the disclosure implies that the waiver cannot be changed for one year. If that is the case, please explain supplementally why you consider the waivers to be voluntary, including clarifying supplementally what rights, if any, does the fund have to unpaid reimbursements if the "undertaking" is "withdrawn" before the expiration of the year's time. Please note, the fund is not permitted include information about a fee waiver or expense reimbursement in the fee table or provide a footnote unless the expense reimbursement or fee waiver arrangement will actually reduce a fund operating expense for no less than one year from the effective date of the fund's registration statement.

The referenced waivers are voluntary in that they may be withdrawn at any time after the end of the one year period following the effective date for the Funds' Registration Statement. They may not be withdrawn prior to that time.

v. Fee Table – Please provide completed fee tables (including any footnotes) to the staff via an EDGAR correspondence filing as soon as these figures are available.

The completed fee tables will be provided via EDGAR correspondence and in updated Registration Statement filings.

b. *Portfolio Turnover – If the portfolios can only be held by tax-advantaged accounts, please remove the disclosure regarding taxable accounts.*

We have determined that shares of the Funds can only be held by tax-advantaged accounts. Therefore we have removed the referenced disclosure from the Portfolio Turnover section.

c. *Principal Risks and Strategies – The Principal Strategies and Principal Risks disclosure is very long. Please consider revise the item 4 disclosure, particularly the principal risks, as item 4 is only intended to be a summary of the information found in the item 9 disclosure. (Note: Although not statutorily required, the summary prospectus is not intended to exceed four pages in length.) Please also make sure that the item 4 and item 9 Principal Strategies and Risks are aligned. (i.e., item 4 principal risks should be more fully described in item 9). (e.g., the principal strategy summary for the Capital Appreciation Fund mentions foreign securities, but there is no discussion of this strategy in the response to Item 9 requirements). In addition, please ensure that any principal strategy or risk discussed in response to Item 9 requirements is summarized in the summary section (e.g., risks of investing in mid caps is discussed in response to Item 9 requirements for the Global Securities fund, but not summarized in the summary section; and the same with value investing in the Balanced Funds prospectus).*

We believe that the majority of the Summary Prospectuses for these Funds will be between four and five pages in length. We note that in a conference call with the ICI, on October 26, 2009, Commission staff reiterated that there was no set page length requirement and that the summary prospectus rules were not intended to limit the availability of important risk disclosure for investors. We have included all of the strategies and risks that we consider "principal" in the applicable Item 4 and item 9 sections. We note however, that not all of the risks associated with a "principal strategy" are necessarily "principal risks" and not all of the strategies associate with "principal risks" are "principal strategies." Therefore, there may not always be a one-to-one correlation between the "principal risks" and "principal strategies" sections.

d. *Principal Risks – Several portfolios summarize derivatives risk, but these summaries do not include a summary of counterparty (credit) risk. Please revise the summaries accordingly.*

We have added information about counterparty risk to the risks of derivatives sections.

e. *Principal Risks – Please note that any portfolio with a turnover rate in excess of 100% should note high portfolio turnover as a principal risk.*

While several of the Funds had portfolio turnover rates higher than 100% during their most recent fiscal year, we do not consider that it poses a material risk to those Funds. We believe that the disclosure included in the newly required section "Portfolio Turnover" adequately informs investors about the consequences of high turnover rates.

f. *Principal Risks – Non-money market funds should not note the lack of insurance by the FDIC as a principal risk (see, e.g., Global Securities Fund).*

It is our understanding that some of the variable account providers that offer our Funds may do so in cooperation with a bank or banks. We have therefore included the language specified by Instruction to Item 4(b)(1)(iii).

g. *Principal Risks – Please move or remove the disclosure in the section "Who is the Fund Designed for?" from the Principal Risks section as this language is not specifically required or permitted by the form.*

As permitted by Instruction to Item 4(b)(1)(i), we have included disclosure to "describe the types of investors for whom the Fund is intended or the types of investment goals that may be consistent with an investment in the Fund" in this section.

h. *Please explain supplementally why Time-Zone Arbitrage is a Principal Risk of investing in the fund, particularly given your use of fair value pricing, your market timing restrictions, and the redemption fees imposed by Class 3 and 4.*

We have moved that disclosure to the "Other Strategies" section of the relevant Funds' prospectuses.

i. *The Fund's Past Performance*

   i *Please specify which class is being represented in the bar chart.*

   The share class has been identified in the Bar Chart as the "Non-Service Shares."

   ii *Please move the first sentence of the narrative following the bar chart (regarding contract level expenses) to the narrative preceding the bar chart.*

   We have moved this disclosure as requested.

   iii *Please remove the inception date from the classes that show 0-years worth of performance.*

   None of these funds has "0-years" worth of performance, however we feel that this may have been a typographical error and we have removed the inception date for Funds wit. "10 years" of performance.

   iv. *Please remove the footnote to the total return table showing the start date to the indices performance.*

   Since not all share classes have the same inception date, we feel that it is important to distinguish which of the information provided represents the "Ten Years" figure specified in the table heading and which represents the "Since Inception" figure. In addition, index information is not always available from the inception date of a share class. Since the index information indicated may be from a date other than the inception date for an applicable share class, we feel that this information is essential to the accurate presentation of the required information.

j.   Taxes – Please consider revising the disclosure to more adequately explain the tax status of the funds as held by variable contract owners. (i.e., Special tax rules apply to life insurance companies, variable annuity contracts and variable life insurance contracts. For information on federal income taxation of a life insurance company with respect to its receipt of distributions form the Portfolio and federal income taxation of owners of variable annuity or variable life insurance contracts, see the accompanying prospectus for the applicable contract.)

We have add this disclosure as requested.

k.   Payments to Broker-Dealers and Other Financial Intermediaries – Please clarify supplementally whether payments are made to the "separate account" or to the insurance company sponsor of the variable contract.

We have revised this disclosure to state that payments may be made to "insurance companies" that offer shares of the Fund.

l.   Item 9 Disclosure – Please reformat this section to make the major and minor headings distinguishable. (e.g., In the Balanced Fund (p. 11), is Equity Securities in the Principal Investments and Risks section or is it its own distinct section.)

We have reformatted this section to clarify the heading levels.

m.   Other Investment Strategies and Risks – It is unclear the extent to which this section includes both principal and non-principal strategies and risks (e.g., the Main Street Small Cap fund summarizes a principal strategy of investing in derivatives, but this strategy is only mentioned in the "Other Investment Strategies and Risks" section. Please note that Item 9 calls for a discussion of principal strategies and risks. Please either delete the discussion of non-principal strategies and risks or segregate them from the discussion of principal strategies and risks.

We have revised the disclosure in the Item 9 sections of the Funds to track the level of importance of the particular strategies and risks. However, as noted above in our response to comment 1.c. above, not all of the risks associated with a "principal strategy" are necessarily "principal risks" and not all of the strategies associate with "principal risks" are "principal strategies" depending, among other things, on how a particular Fund is managed.

n.   Price of Fund Shares – Please consider removing the disclosure about the receipt of orders by the Transfer Agent as this disclosure may not be relevant to owners of variable contracts.

Since the Fund does not receive transaction requests directly from the account owners, we feel that it is relevant to those investors to know the result of that timing in order for the investors to understand that their insurance company providers must send transaction requests in a timely manner

o.   Fair Value Pricing – The disclosure states that the Fund "may" fair value securities if events materially affecting the value of foreign portfolio securities occur between the times when the price is determined and the time when the Fund's net asset value is calculated. Please disclose instead that the Fund "will" fair value securities in its portfolio in these circumstances.

To the extent that a Fund is able to fair value a security, it will do so. However, if market events prevent that, the Funds reserve the right to suspend sales or redemptions instead (as happened, for example, following the attacks on September 11, 2001). We have therefore not made any changes to this disclosure.

p. *How Can You Redeem Fund Shares – Please consider removing the language regarding Federal Funds wire as this disclosure may not be relevant to owners of variable contracts.*

We feel it is relevant to investors to know that funds are normally transmitted to their insurance company provider in a rapid and timely manner, and the circumstances in which delays might occur, since that may affect the timing of the receipt of redemption proceeds in their insurance company accounts.

q. *Payments to Financial Intermediaries and Service Providers – Please make sure the current disclosure is applicable to Insurance Products. If it is not, please revise the disclosure accordingly.*

Although we believe that the current disclosure is applicable to insurance products, we have revised the language to more clearly indicate that insurance company providers are specifically included where the disclosure references "other intermediaries."

r. *Taxes – Please revise the reference to an insurance company prospectus to reference the variable contact prospectus.*

We have revised this disclosure as requested.

s. *Back Cover Page – In the Internet disclosure, please explicitly state that the SAI and Annual and Semi-Annual Reports are available online at the specified internet address as per item 1(b)(1) of Form N-1A.*

We have revised the back cover page to more clearly indicate that those specified documents are among the Fund documents available online at our website.

2. Value Fund

a. *Investment Objective – Please remove the types of securities in which the fund invests from the Investment Objective disclosure as it is not permitted or required by item 2 of Form N-1A.*

We note that under the instruction to Item 1(a) a Fund "may include on the front cover page a statement of its investment objectives, a brief (*e.g.*, one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b)." Therefore, we have not revised this disclosure.

b. *The Principal Risks disclosure includes the risks associated with Small and Mid-sized Companies. Please either remove this disclosure from the Principal Risks section or explicitly include such investments in the Principal Strategies section of the prospectus.*

We have added to the Principal Strategies section that, consistent with its policy of investing in companies in any capitalization range, at times the Fund may emphasize investments in small- or mid-cap companies. The Fund currently invests in companies in both of those capitalization ranges and we feel that the extent of those investments warrants inclusion of the associated risks.

c. *The Principal Strategies disclosure includes investments in debt securities. Please either remove this disclosure from the Principal Strategies (items 4 and 9) section or include the risks of such investments in the Principal Risks section of the prospectus (items 4 and 9).*

The disclosure regarding the Fund's ability to invest up to 10% of its assets in debt securities is included to indicate that not all of the Fund's assets are required to be invested in its principal strategy of investing in common stock. The first sentence of the "Principal Strategies" section indicates that the Fund "mainly invests in common stock." Although we feel that it is important to let investors know that the Fund might not invest entirely in common stock (and what the limits of its common stock investments can be), we do not feel that the Fund's investment in debt securities will pose a "principal risk."

3. Small & Mid-Cap Growth Fund

a. *Please revise the cover page to remove the discussion of the investment strategies of the portfolio.*

We note that under the instruction to Item 1(a) a Fund "may include on the front cover page a statement of its investment objectives, a brief (*e.g.*, one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b)." Therefore, we have not revised this disclosure.

b. *The Principal Strategies disclosure include investments in foreign securities, including emerging markets. Please either remove this disclosure from the Principal Strategies (items 4 and 9) section or explicitly include the risks of such investments in the Principal Risks section of the prospectus (items 4 and 9).*

The Item 4 disclosure regarding foreign securities is included only to delimit the scope of the Funds principal strategy of investing in U.S. companies. The disclosure states that the Fund "may" invest in foreign securities as a way of indicating the scope of its U.S. investments. It further states that the Fund "invests primarily in U.S. companies." Since foreign investments are not a principal strategy we have not include the risks of those securities in the "Principal Risks" section.

c. *Please explain supplementally how Price Arbitrage is a Principal Risk of investing in the portfolio; especially given your market timing policies and the fact that the portfolio holdings on any particular day are unknown.*

Although "price arbitrage" is one of the "Risks of Small- and Mid-Sized Companies" (it is normally a subsection of that disclosure), it is not, on its own, a principal risk. We have moved this disclosure to the "Other Investment Strategies and Risks" section of the prospectus as requested.

d. *Performance – Please move the narrative following the Total Return table so that it precedes the table.*

We have move this disclosure as requested.

4. Balanced Fund

a. *Please revise the cover page to remove the discussion of the investment strategies of the portfolio.*

We note that under the instruction to Item 1(a) a Fund "may include on the front cover page a statement of its investment objectives, a brief (*e.g.*, one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b)." Therefore, we have not revised this disclosure.

b. *The Principal Strategies disclosure includes investments in derivatives. Please either remove this disclosure from the Principal Strategies (items 4 and 9) section or explicitly include the risks of such investments in the Principal Risks section of the prospectus (items 4 and 9).*

We have included disclosure regarding the main risks of derivatives in the "Principal Risks" section.

c. *Performance – Please describe the secondary index in the narrative preceding the total returns table.*

We have included a description of this index as requested.

5. Global Strategic Income Fund

a. *Principal Strategies – Please revise the disclosure in this section and where appropriate throughout the registration statement to clarify that a significant percentage of the fund's assets will be invested outside the United States because of the term "Global" in the fund's name. See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).*

We have included references throughout the Registration Statement regarding the Fund's investments in foreign securities. In addition, we note that in staff guidance provided by the Division of Investment Management in "Frequently Asked Questions about Rule 35d-1 (Investment Company Names)," the answer to Question 10 states that "The terms "international" and "global" connote diversification among investments in a number of different countries *throughout* the world, and therefore the use of these terms in a fund name is not subject to the rule" (*i.e.*, 35d-1). We believe that the inclusion of the word "Global" in the Fund's name is an appropriate reflection of its investments in securities worldwide.

b. *The Principal Strategies disclosure includes investments in asset-backed and mortgage backed securities. Please either remove this disclosure from the Principal Strategies (items 4 and 9) section or explicitly include the risks of such investments in the Principal Risks section of the prospectus (items 4 and 9).*

The disclosure regarding asset-backed securities and mortgage-related securities in the "Principal Strategies" section indicates that these are debt securities and derivatives. In the "Principal Risks" section, the "Main Risks of Debt Securities" and the "Main Risks of Derivatives" sections include the main risks that apply to asset-backed and mortgage-related securities.

c. *Performance – Please describe the secondary index in the narrative preceding the total returns table.*

We have included a description of this index as requested.

d. *In the item 9 risk disclosure, please make reference to emerging markets in the foreign securities disclosure.*

We have added a reference to emerging markets as requested.

6. Capital Appreciation Fund

a. *Please revise the cover page to remove the discussion of the investment strategies of the portfolio. Also note that disclosure is inconsistent with the principal strategies disclosure.*

We note that under the instruction to Item 1(a) a Fund "may include on the front cover page a statement of its investment objectives, a brief (*e.g.*, one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b)." Therefore, we have not revised this disclosure.

b. *Investment Objective – Please remove the types of securities in which the fund invests from the Investment Objective disclosure as it is not permitted or required by item 2 of Form N-1A.*

The Fund's investment objective is: "The Fund seeks capital appreciation by investing in securities of well-known, established companies." That objective is a fundamental policy and cannot be changed without a shareholder vote.

c. *Shareholder Fees – If you wish to explicitly reflect that there are no shareholder fees charged by the fund, please use the shareholder fees table prescribed by the form rather than the narrative you are currently using.*

We have removed the narrative disclosure and added a "shareholder fees" section to the table.

d. *The Principal Risks disclosure included the risks associated with Small and Mid-sized Companies. Please either remove this disclosure from the Principal Risks section or explicitly include such investments in the Principal Strategies section of the prospectus.*

We have moved that disclosure to the "Other Investment Strategies and Risks" section of the prospectus as requested.

e. *Performance – Please describe the secondary index in the narrative preceding the total returns table.*

We have included a description of this index as requested.

7. Core Bond Fund

a. *Principal Strategies – Please revise the principal strategies and duration is not inversely related to interest rates. Price in inversely related to interest rates; duration determines the degree (or slope) of the inverse relationship.*

We have revised this disclosure as requested.

b. *Principal Risks – Please include a summary of the risks of investing in mortgage backed and other asset backed securities and the risk of sovereign debt or delete the summary of the strategies from the strategies summary.*

The disclosure regarding asset-backed securities, foreign government debt securities and mortgage-related securities in the "Principal Strategies" section indicates that these are debt securities and derivatives. In the "Principal Risks" section, the "Main Risks of Debt Securities" and the "Main Risks of Derivatives" sections include the main risks that apply to asset-backed, mortgage-related and foreign government debt securities.

c. *Performance – Please describe the secondary indices in the narrative preceding the total returns table.*

We have included a description of this index as requested.

8. Main Street Fund

a. *Please revise the cover page to remove the discussion of the investment strategies of the portfolio.*

We note that under the instruction to Item 1(a) a Fund "may include on the front cover page a statement of its investment objectives, a brief (*e.g.*, one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b)." Therefore, we have not revised this disclosure.

b. *Please explain supplementally why foreign investments are a Principal Investment Strategy as you currently have no intent to invest a significant amount in such securities. If it is not a Principal Strategy, please remove it from the item 4 strategies and risks disclosure.*

We have revised the disclosure to remove the statement that the fund does not currently intend to invest a significant amount in those securities.

c. *The Principal Strategies disclosure includes investments in derivatives. Please either remove this disclosure from the Principal Strategies section or explicitly include the risks of such investments in the Principal Risks section of the prospectus.*

We have removed the derivatives disclosure from the "Principal Strategies" section.

9. Main Street Small Cap Fund

a. *Please revise the cover page to remove the discussion of the investment strategies of the portfolio. Please also make sure the cover page is formatted properly (as text is running off of the page).*

We note that under the instruction to Item 1(a) a Fund "may include on the front cover page a statement of its investment objectives, a brief (*e.g.*, one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b)." Therefore, we have not revised this disclosure. We have fixed the formatting on this page.

b. *Please explain supplementally why foreign investments are a Principal Investment Strategy as you currently have no intent to invest a significant amount in such securities. If it is not a Principal Strategy, please remove it from the item 4 strategies and risks disclosure.*

We have revised the disclosure to remove the statement that the fund does not currently intend to invest a significant amount in those securities.

c. *The Principal Strategies disclosure includes investment in the derivatives and foreign securities. Please either remove this disclosure from the Principal Strategies section or explicitly include the risks of such investments in the Principal Risks section of the prospectus.*

We have removed the derivatives disclosure from the "Principal Strategies" section. We have included the risks of foreign investing in the "Principal Risks" section.

10. Money Fund

a. *In the footnote to the fee table, please remove the language stating that there is no guarantee that the fund will maintain a positive yield.*

Because of the nature of this waiver, we feel that it is important to inform investors that the waiver might not be effective in providing a positive return.

b. *Principal Risks – Please include language responsive to item 4(b)(1)(ii) (i.e., that the fund is not insured…).*

That language is included in the "Principal Risks" section immediately preceding the sections "The Fund's Past Performance."

c. *The Principal Strategies disclosure includes investments in foreign securities. Please either remove this disclosure from the Principal Strategies section or explicitly include the risks of such investments in the Principal Risks section of the prospectus.*

We do not consider the types of foreign securities that the Fund may invest in under Rule 2(a)-7 to be a principal risk of the Fund, regardless of the level of the Fund's investment in those securities. However we have added disclosure regarding these risks in this section.

d. *Net Asset Value – The prospectus states that the fund uses the amortized cost method to value its securities. The fund then describes fair value pricing. Please resolve the inconsistency in the disclosure.*

We have moved this disclosure to the Fund's Statement of Additional Information and have clarified the use of fair value pricing with respect to this money market fund that uses the amortized cost method to value its securities.

e. *Policies on Disruptive Activity – Please confirm supplementally that these policies are applicable to the Money Market Fund.*

We confirm that these policies are applicable to the Money Fund.

11. High Income Fund

a. *Please review the cover page to remove the discussion of the investment strategies of the portfolio.*

We note that under the instruction to Item 1(a) a Fund "may include on the front cover page a statement of its investment objectives, a brief (*e.g.*, one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b)." Therefore, we have not revised this disclosure.

b. *Investment Objective – Please remove the types of securities in which the fund invests from the Investment Objective disclosure as it is not permitted or required by item 2 of Form N-1A.*

The Fund's investment objective has been revised to reflect the correct investment objective for this Fund.

c. *The narrative preceding the fee table states that there is no redemption fee; however, the fee table reflects a redemption fee. Please resolve this inconsistency.*

This disclosure has been revised to indicate that the Fund charges a redemption fee on certain share classes.

d. *The fund states that it normally invests at least 65% of its assets in high yield securities. Please note that the staff interprets rule 35d-1 to require at least 80% of the fund's assets by invested in high yield securities. See ICI No-Action Letter dated 12/1/01, Q&A 7.*

Rule 35d-1 provides guidance on what is a "materially deceptive and misleading name" for purposes of Rule 35(d) of the Investment Company Act and requires certain funds to adopt an 80% investment policy based on the nature of their names. In the guidance provided in "Frequently Asked Questions about Rule 35d-1 (Investment Company Names)," referenced above, Question 7 addresses fund names that include "high yield," however that term is not included in this Fund's name. Question 9 addresses fund names that include the word "income," which is included in this Fund's name. The staff states that "Rule 35d-1 would not apply to the use of the term "income" where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term "income" in a fund's name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment." We reviewed the applicability of Rule 35d-1 to all of our funds at the time it was adopted and have conclude that this Fund's name does not require the adoption of an 80% investment policy.

e. *Please remove the last two sentences of the Time-Zone Arbitrage principal risks disclosure as these are fund policies and not principal risks of investing in the fund.*

The "Time-Zone Arbitrage" sub-section has been removed from the "Principal Risks" section.

f. *Redemption Fee – Please clarify that the fee is assessed against contract owner transaction (as opposed to the insurer, which nets out trades). Please also describe any exceptions to the imposition of the redemption fee (e.g., during free-look period; rebalancing programs, dollar cost averaging programs, etc.).*

We have clarified that the fee is assed on contract owner transactions. We know of no exceptions to the imposition of this fee, however it is collected by the insurance companies and not by OFI.

12. Global Series Fund

a. *Please revise the cover page to remove the discussion of the investment strategies of the portfolio.*

We note that under the instruction to Item 1(a) a Fund "may include on the front cover page a statement of its investment objectives, a brief (*e.g*., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b)." Therefore, we have not revised this disclosure.

b. *Investment Objective – Please remove the types of securities in which the fund invests from the Investment Objective disclosure as it is not permitted or required by item 2 of Form N-1A.*

The fundamental investment objective of the Global Securities Fund is: "The Fund seeks long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities." That objective cannot be changed without a shareholder vote.

c. *The narrative preceding the fee table states that there is no redemption fee; however, the fee table reflects a redemption fee. Please resolve this inconsistency.*

This disclosure has been revised to indicate that the Fund charges a redemption fee on certain share classes.

d. *Please reformat the fee table so that the disclosure does not span 2 pages.*

We have reformatted this table as requested.

e. *Principal Strategies – Please revise the disclosure in this section and where appropriate throughout the registration statement to clarify that a significant percentage of the fund's assets will be invested outside the United States because of the term "Global" in the fund's name. See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).*

Please see our response to comment 5(a) above. In addition, we have indicated that the "Fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets," and that as a "fundamental policy, the Fund normally will invest in at least three countries (one of which may be the United States)." We refer to foreign investments throughout the strategies and risks disclosure.

f. *The Principal Strategies disclosure includes investments in derivatives. Please either remove this disclosure from the Principal Strategies section or explicitly include the risks of such investments in the Principal Risks section of the prospectus.*

We have removed the reference to derivatives from this section.

g. *The Principal Risks include "Investing in Special Situations." Please either remove this disclosure from the Principal Risks" section or explicitly describe strategies that involve such risks in the Principal Strategies section of the prospectus.*

We disclose that the Fund's focus includes looking for cyclical opportunities "in the business cycle" and for "sectors or industries that may benefit from those opportunities." Since this is a summary of the Fund's strategies we feel that this adequately describes what the portfolio manager looks for.

h. *Redemption Fee – Please clarify that the fee is assessed against contract owner transactions (as opposed to the insurer, which nets out trades). Please also describe any exceptions to the imposition of the redemption fee (e.g., during free-look period; rebalancing programs, dollar cost averaging programs, etc.).*

We have clarified that the fee is assed on contract owner transactions. We know of no exceptions to the imposition of this fee, however the fee is collected by the insurance companies and not by OFI.

13. SAI Comments:

a. *Please revise the classes to which the SAI relates (removing Class 2) on the cover page of the SAI as per item 14(a)(1) of Form N-1A. Please also remove references to class II shares from all locations in the SAI.*

We have removed those references as requested.

b. *Disclosure of Portfolio Holdings – For each person/entity that receives portfolio holdings disclosure, please disclose the frequency with which information about portfolio securities is disclosed, and the length of the lag, if any, between the date of the information and the date on which the information is disclosed as per item 16(f)(2) of Form N-1A.*

In the paragraph preceding the list of recipients, we include information regarding when the entities listed receive portfolio information. It is not possible to list this information on an entity by entity basis.

c. *Please be sure to revise the SAI to reflect the Proxy disclosure Enhancements updates for Form N-1A. See Securities Act Release No. 9089 (Dec. 16, 2009).*

This information has been added as requested.

14. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- *The registrant is responsible for the adequacy and accuracy of the disclosure in the filings;*
- *staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the commission from taking any action with respect to the filing; and*
- *the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the deferral securities laws of the United States.*

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the amendment or this letter to the undersigned at:

> OppenheimerFunds, Inc.
> Two World Financial Center
> 225 Liberty Street, 16th Floor
> New York, New York 10281-1008
> Tel: (212) 323-5089
> Fax: (212) 321-4071
> nvann@oppenheimerfunds.com

Sincerely,

/s/ Nancy S. Vann

Nancy S. Vann
Vice President and Associate Counsel

cc: Denver Board of Trustees
      Paulita Pike, Esq.
      Eric Purple, Esq.
      Kate Ives, Esq.
      Gloria LaFond